Exhibit 99.1

Asset Acquisition Agreement

Party A (Acquiring Party): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Unified Social Credit Code:

Party B (Transferor): Ganzhou Baocheng Cultural Tourism Development Co., Ltd.

Unified Social Credit Code:

Given:

1. Party B legally owns all the subject assets and related rights stipulated in this Agreement, and such assets are free from any defects in title. Party B has the right to transfer such assets in accordance with the law.

2. Party B has issued an “Asset Appraisal Report” for the target assets to be transferred, and Party A has reviewed the report and approved its appraisal results.

3. Party A intends to acquire the target assets owned by Party B, and Party B agrees to transfer such assets to Party A. Through friendly consultation, based on the principles of equality, voluntariness, fairness, good faith, and equivalent compensation, the two parties have reached the following agreement regarding this asset acquisition, which shall be jointly observed.

Article 1 Target Assets

1.1 The target assets of this acquisition are all assets legally owned by Party B (details are provided in Appendix 1, “List of Target Assets”), including but not limited to fixed assets, intangible assets, and current assets. These assets are not subject to any restrictions such as mortgages, pledges, seizures, or freezes, nor are there any disputes regarding ownership.

1.2 The quantity, quality, and specifications of the target assets shall be based on the “Asset Appraisal Report” and the attached “List of Target Assets”. Party A has fully understood and verified the target assets and voluntarily accepts the actual condition of such assets.

Article 2 Valuation Report and Acquisition Price

2.1 Party B has issued an “Asset Appraisal Report” for the target assets. The report is true, legal, and valid, and can objectively reflect the actual value of the target assets.

2.2 Both parties confirm that the total acquisition price of the target assets is RMB 45,567,838.04 (in words: Forty-Five Million Five Hundred and Sixty-Seven Thousand Eight Hundred and Thirty-Eight Yuan and Four Fen) , which is a fixed price and Party A shall not be required to pay any other fees.

2.3 All related expenses incurred in this acquisition (including but not limited to appraisal fees, handling fees, etc.) shall be borne by Party B.

Article 3 Payment Method

3.1 Payment Terms: Party A shall pay the full purchase price to Party B in one lump sum within 5 working days from the date of signing this Agreement.

3.2 The payment information of Party B is as follows:

Opening Bank: Rongjiang Branch of Ganzhou Bank

Bank account number:

Account Name: Ganzhou Baocheng Cultural Tourism Development Co., Ltd.

3.3 If Party A fails to pay the acquisition price within the time stipulated in this Agreement, Party A shall pay Party B a penalty of 0.5% of the overdue amount for each day of delay; if the delay exceeds 15 working days, Party B shall have the right to unilaterally terminate this Agreement, confiscate any payments already made by Party A (if any), and demand that Party A compensate for all losses.

Article 4 Asset Transfer

4.1 Both parties shall complete the handover of the target assets within 10 working days after Party A pays the full acquisition price.

4.2 Party B shall deliver all the target assets and related ownership certificates, technical documents, financial documents, etc. to Party A. Both parties shall jointly verify the quantity and status of the assets and sign the “Asset Transfer Confirmation”. After the transfer is completed, the ownership and related rights of the target assets shall be formally transferred to Party A, and the risks shall also be transferred accordingly.

4.3 If the target assets require registration of ownership transfer, Party B shall fully cooperate with Party A in the process, and Party B shall bear the relevant expenses; if the registration cannot be completed or is delayed due to Party B’s reasons, Party B shall bear the liability for breach of contract.

Article 5 Rights and Obligations of Both Parties

5.1 Rights and Obligations of Party A

(1) Pay the acquisition price in accordance with the provisions of this Agreement and receive the target assets and related documents;

(2) To manage and maintain the target assets and bear the relevant expenses after the handover;

(3) The other party shall not disclose the other party’s trade secrets or the contents of this Agreement (unless otherwise agreed in writing by the other party).

5.2 Rights and Obligations of Party B

(1) Deliver the subject assets and related documents in accordance with the provisions of this Agreement, and guarantee that the subject assets are free from any defects in title;

(2) Cooperate with Party A in handling the registration of the change of ownership of the target assets (if any);

(3) Bear the risks and related expenses of the target assets before the handover, and be responsible for clearing all debts before the handover;

(4) The other party shall not disclose the trade secrets of Party A or the contents of this Agreement (unless otherwise agreed in writing by Party A).

Article 6 Liability for Breach of Contract

6.1 If Party A fails to pay the acquisition price as agreed, it shall pay liquidated damages as stipulated in Article 3.3 of this Agreement; if the delay exceeds 15 working days, Party B shall have the right to terminate the Agreement and claim compensation for losses.

6.2 If Party B fails to deliver the subject assets as agreed or if the subject assets have defects in title, Party A shall have the right to terminate the agreement, and Party B shall return double the price already paid by Party A and compensate Party A for all losses.

6.3 If either party breaches its confidentiality obligations and discloses the other party’s trade secrets, it shall compensate the other party for all losses suffered as a result.

Article 7 Confidentiality Clause

7.1 All trade secrets, financial information, technical data, and contents of this agreement that the parties learn during the signing and performance of this agreement shall be kept confidential.

7.2 Both parties shall take reasonable measures to protect the aforementioned confidential information and shall not disclose it to any third party. The confidentiality obligation shall remain in effect for three years after the termination of this Agreement.

Article 8 Force Majeure

8.1 If this Agreement cannot be performed or is delayed due to force majeure events such as earthquakes, floods, typhoons, wars, or policy adjustments, the party encountering the force majeure event shall promptly notify the other party and provide relevant proof within 3 working days.

8.2 Both parties may, based on the impact of force majeure, negotiate to decide on partial performance, delayed performance or termination of the agreement, without incurring liability for breach of contract, but shall endeavor to minimize losses.

Article 9 Dispute Resolution

9.1 Any dispute arising during the performance of this Agreement shall first be resolved amicably through negotiation between the parties; if the negotiation fails, either party shall have the right to file a lawsuit with the People’s Court at the location of Party A.

Article 10 Other

10.1 Any matters not covered in this Agreement may be addressed in a supplementary agreement entered into by both parties. Such supplementary agreement shall have the same legal effect as this Agreement.

10.2 This agreement shall come into effect on the date of signature and seal by both parties. It is made in four copies, with two copies held by Party A and two copies held by Party B, each having equal legal effect.

(The following is intentionally left blank)

Party A (Seal): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Signing Date: March 30, 2026

Party B (Seal): Ganzhou Baocheng Cultural Tourism Development Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Ganzhou Baocheng Cultural Tourism Development Co., Ltd.

Signing Date: March 30, 2026

Appendix 1: List of Target Assets

Serial Number	Equipment Name	Specifications and Models
1	Gothenburg	300 square meters
2	Hurricane Flying Chair	36 seats
3	Slinky Dog	36 seats (DP-H6JC)
4	Giant Swing	23 seats
5	Spacewalk	15 units (500-meter track)
6	Motorbike boy	8 units
7	Air combat aircraft	8
8	Rotating Drop Tower	16 seats
9	Pirate Ship	36 seats
10	Carnival	5 items
11	gunfire	12 guns
12	Archery	2 bows
13	Rainbow Slide	100 meters long, 15 meters high
14	Bumper cars	15 units
15	Colorful Sea Baby Rafting	8 units
16	Family roller coaster	16 people
17	Bungee jumping	2 units (8 beds)
18	Shouting Spring	2 units
19	Happy Farm	5 units
20	Happy Spaceship	24 seats
twenty one	Double carousel	30 seats
twenty two	Circular sports car	15 units
twenty three	nursing fish
twenty four	Bouncing cars	6 units
25	Little Firefighters	8 units
26	Finding Nemo	14 units, 28 people
27	Interstellar Ball Sprayer	7 units
28	helicopter	4 units
29	office
30	Dormitory + Canteen

Party A (Seal):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Party B (Seal):	/s/ Ganzhou Baocheng Cultural Tourism Development Co., Ltd.

Confirmation Date: March 30, 2026

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